EXHIBIT 99.1

News Release dated September 27, 2017, Suncor Energy Foundation further invests in Wood Buffalo Community Foundation

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Foundation further invests in Wood Buffalo Community Foundation

Fort McMurray, Alberta (Sept. 27, 2017) – The Suncor Energy Foundation (SEF) today announced a $1 million investment, as a founding partner of the recently established Wood Buffalo Community Foundation (WBCF). The investment will help the WBCF continue their collaborative work with donors, grant committees and local charities to strengthen the community and enhance quality of life in the Wood Buffalo region.

“We’re thrilled the Suncor Energy Foundation is one of our first founding partners. This generous gift puts us well on the path to achieving our $10 million fundraising target,” said Maureen Cormier Jackson WBCF Chair. “Everyone in this region will benefit from this donation for generations to come. Unlike other charities in the region, we invest the donations we receive and provide grants to eligible community organizations using the interest earned from those investments. We call it ‘investing today for a stronger tomorrow’.”

The $1 million investment is in addition to a commitment made by SEF to match donations up to $500,000 per year for the next four years, bringing SEF’s total support for the WBCF to $3 million to-date.

“As a founding partner of WBCF, SEF worked with community members and organizations that saw the importance of diversifying funding in Wood Buffalo. We are committed to building a strong, resilient, sustainable and vibrant community now and for future generations,” said Paul Gardner, board chair, SEF. “WBCF, as a community builder, will play a key role in uniting, strengthening and promoting quality of life in the region.”

The WBCF will collaborate with a variety of partners to be a catalyst for community improvement and to serve as a convener of individuals, institutions and resources to work collectively to solve community challenges.

“As we look back over the 50 years that our company has operated in this area, we’re reminded of what it means to be part of building the community,” said Bruno Francoeur, regional operations executive, Suncor. “Both Suncor and Wood Buffalo have come a long way, and as we’ve expanded operations this community has grown and prospered with us. When we face challenges we come together and support one another. “

The WBCF aims to provide long term financial support for projects in the areas of social, health, environment, sport, arts, culture and other worthwhile community endeavors. A percentage of the invested income will be granted each year to qualified donees. The Foundation was formally launched in Fort McMurray on June 8, 2017. The next phase of development is to build the endowment fund so the Foundation can begin granting to support community needs.

For more information about the Wood Buffalo Community Foundation visit https://www.wbcfoundation.ca/

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy and the Suncor Energy Foundation (SEF) have a proud history helping build sustainable communities through collaborative partnerships that enhance the quality of life in key operating areas. Over the past 15 years, Suncor and the SEF have invested more than $190 million in charitable and non profit organizations across Canada and internationally. The SEF is a private, charitable foundation established to receive Suncor’s contributions and support registered Canadian charitable organizations. For more information about Suncor Energy and our community investment program, please visit our website at suncor.com/community.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com